Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-163489

July 13, 2010

TARGET CORPORATION

3.875% Notes due 2020

Issuer:	Target Corporation

Title of Securities:	3.875% Notes due 2020 (the “Notes”)

Aggregate Principal Amount Offered:	$1,000,000,000

Maturity Date:	July 15, 2020

Coupon (Interest Rate):	3.875% per annum

Price to Public (Issue Price):	99.713% of principal amount

Net Proceeds to Issuer:	$992,630,000 (before transaction expenses)

Yield to Maturity:	3.91%

Benchmark Treasury:	UST 3.50% due May 15, 2020

Benchmark Treasury Price and Yield:	103-09; 3.11%

Spread to Benchmark Treasury:	0.80% (+ 80 basis points)

Interest Payment Dates:	Semi-annually on January 15 and July 15, beginning on January 15, 2011

Optional Redemption:

The Notes will be redeemable at Issuer’s option at any time, in whole or in part, at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 0.15% (15 basis points), plus (B) accrued interest to the redemption date

Change of Control Offer:

If a change of control triggering event occurs, the Issuer will be required, subject to certain conditions, to make an offer to repurchase the Notes at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated July 13, 2010 relating to the Notes)

Trade Date:	July 13, 2010

Settlement Date (T+3):	July 16, 2010

Joint Book-Running Managers:	Banc of America Securities LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

Senior Co-Managers:	Barclays Capital Inc. and Citigroup Global Markets Inc.

Co-Managers:	BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc. and U.S. Bancorp Investments, Inc.

Junior Co-Managers:	SunTrust Robinson Humphrey, Inc. and The Williams Capital Group, L.P.

Type of Offering:	SEC registered (No. 333-163489)

Listing:	None

CUSIP/ISIN:	87612EAV8 / US87612EAV83

Long-term Debt Ratings:	Moody’s, A2; S&P, A+; Fitch, A

Note:    A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322, by calling Goldman, Sachs & Co. toll free at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com or by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.